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                                                                 EXHIBIT 11(b)

                                     ROPES & GRAY



     November 17, 1995


     Stroock & Stroock & Lavan
     Seven Hanover Square
     New York, New York  10004

     Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed issuance by Dreyfus Massachusetts Municipal Money Market Fund (the "Fund") of its shares of beneficial interest (the "Shares") pursuant to an Agreement and Plan of Reorganization (the "Plan") dated as of October 25, 1995 between The Dreyfus/Laurel Tax-Free Municipal Funds, on behalf of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Transferring Fund") and the Fund. Under the Plan, if approved by shareholders of the Transferring Fund, the Fund will acquire the Transferring Fund's assets represented by the Transferring Fund's Investor class of shares in exchange for the Shares. In connection with the Plan, the Fund has filed a Registration Statement on Form N-14 (the "Registration Statement") registering the Shares to be issued pursuant to the Plan.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Plan, the Registration Statement, the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date, on file at the Office of the Secretary of State of The Commonwealth of Massachusetts. We have examined such other documents as we deem necessary for the purposes of this opinion. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to such opinion, we have relied upon statements and certificates of officers and representatives of the Fund.

     Based upon the foregoing, we are of the opinion that the Fund is authorized to issue the Shares, and that, when the Shares are issued in accordance with the Plan and the Fund's Agreement and Declaration of Trust and By-Laws, subject to compliance with applicable federal and state laws regulating the distribution of securities, they will be validly issued, fully paid and nonassessable by the Fund.

     The Fund is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in every note, bond, contract or other undertaking issued by or on behalf of the Fund. The Agreement and
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     Stroock & Stroock & Lavan            -2-          November 17, 1995




     Declaration of Trust provides for indemnification out of the Fund property for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                                Very truly yours,

                                                /s/ Ropes & Gray

                                                ROPES & GRAY
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